DEFENSE INDUSTRIES
                                                         INTERNATIONAL, INC.
                                                                     P.O.Box 779
                                                          Ashkelon, 78101 ISRAEL
                                                            Tel: ++972-8-6891611
                                                            Fax: ++972-8-6899287
                                                        e-mail: dfns@zahav.co.il
--------------------------------------------------------------------------------



                                                     March 18, 2010

VIA EDGAR
---------

Mr. William Thompson
Accounting branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

                      Re:  Defense Industries International, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 31, 2009
                           File No. 0-30105
                           ----------------


Dear Mr. Thompson:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission, in a letter to Mr. Uri Nissani, our Chief Executive Officer of Defense Industries International, Inc. (the "Company'), dated February 16, 2010 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We have repeated the numbered comments below and have provided a response to each comment.

ITEM 9A(T). CONTROLS AND PROCEDURES, PAGE 31
--------------------------------------------
CONSOLIDATED BALANCE SHEETS, PAGE F-2
-------------------------------------

We reviewed your response to comments one and two in our letter dated December 18, 2009 and the proposed revisions to your disclosure. Please file an amendment that includes the proposed revisions.

Response:
---------

We intend to file an amendment that includes the proposed revisions once the review process is completed.


CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------
CONSOLIDATED BALANCE SHEETS, PAGE F-2
-------------------------------------

We reviewed your response to comment four in our letter dated December 18, 2009. Please tell us the facts and circumstances that support your conclusion that the loans are not impaired at the end of the most recent interim period.

--------------------------------------------------------------------------------
                           www.defense-industries.com

Response:
---------

As of September 30, 2009, the Company has a $1.0 million refundable deposit with Sarino (the "Sarino Deposit") as such term is used in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2009 and a $0.9 million deposit with Isorad IR Optics Ltd. (through Mayosar Technologies Ltd.) (the "Isorad Deposit"). The Sarino Deposit and the Isorad Deposit are hereinafter referred to together as the "Deposits".

As indicated in the Company's third quarter Form 10-Q, based on a legal advice received and management's understanding of the terms upon which the Deposits were made, management was of the opinion that the Deposits transferred under the Sarino and Isorad Agreements (as such terms are used in Company's third quarter Form 10-Q) will be fully refundable to the Company in the event that the Isorad Agreement is not consummated.

The Company reviews each of the Deposits for impairment on a quarterly basis.

Under the terms of the Sarino and the Isorad Agreements, the shareholders of the Sarino entity which holds the Sarino Deposit, provided a personal guarantee to the Company and registered a pledge over their holdings in Mayosar to secure Sarino's obligations under the terms of the Sarino Deposit. As of September 30, 2009, management determined that such security was sufficient to secure the refund of the Sarino Deposit. In addition, management determined that the majority shareholder of Sarino had the financial means to support his personal guarantee.

As far as the Isorad Deposit is concerned, management determined that Isorad Ltd., which is responsible to refund the Isorad Deposit in the event that the Isorad Agreement is not consummated, has the financial ability to refund the Isorad Deposit since it is a governmental company.

Accordingly, no impairment was recognized in the Company's consolidated financial statements as of September 30, 2009.

In respect of the above it should be noted that the Company is continuing to seek a resolution and is attempting to finalize the Isorad Agreement.

Please be kindly advised that in connection with this response letter, the Company acknowledges that:

     o it is responsible for the adequacy and accuracy of the disclosures in the filing;

     o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please do not hesitate to contact me at +972-3-7168383 if you have any further questions.


     /s/Uri Nissani
     Very truly yours,
     Uri Nissani
     Chief Executive Officer